THERMO TERRATECH PURCHASES CONTROLING
                          INTEREST IN THE RANDERS GROUP

             WALTHAM, Mass., May 13, 1997 - Thermo TerraTech Inc. (ASE-TTT) announced today that it has purchased a controling interest in The Randers Group Incorporated (ASE-RGI.EC). Thermo TerraTech purchased 7,100,000 shares of Randers common stock from certain members of Randers' management, and 420,000 shares from Thermo Power Corporation (ASE-THP), an affiliate of Thermo TerraTech, at a price of $.625 per share. Following these transactions, Thermo TerraTech owns approximately 53.3 percent of Randers' outstanding common stock. In addition, Thermo Electron Corporation (NYSE-TMO), the corporate parent of Thermo TerraTech, owns approximately 8.9 percent of Randers common stock.

             Thermo TerraTech also announced that it has entered into a letter of intent to transfer its wholly owned engineering and consulting businesses, including the Killam group of companies, to Randers in exchange for newly issued shares of Randers common stock. The exact price for these businesses is still under negotiation, but in no event would be less than the book value of the transferred businesses as of the closing of the transfer. The number of new shares of Randers common stock to be issued to Thermo TerraTech would equal the agreed price divided by $.625.

             The transfer is expected to be completed in approximately 90 days, and is subject to several conditions, including completion by Randers of its due diligence investigation, receipt of an opinion from an investment bank that the transaction is fair to Randers from a financial point of view, approval of the transaction by Randers' shareholders, and receipt of all required regulatory approvals, including continued listing of the Randers common stock on the American Stock Exchange following the transaction.

             The Randers Group, based in Muskegon, Michigan, provides design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The company had revenues of $12.4 million in 1996.

             "Randers represents another step in our strategy to offer high-quality turnkey services to current and prospective clients throughout a broader geographic area," said John P. Appleton, president and chief executive officer of Thermo TerraTech. "We very much look forward to this association."

            Thermo TerraTech Inc. provides environmental services and infrastructure planning and design, encompassing a broad range of specializations including consulting and design, the remediation of soil and fluids, laboratory testing, and metal treating. Thermo TerraTech is a public subsidiary of Thermo Electron Corporation.
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             This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in
        Item 5 of the company's Quarterly Report on Form 10-Q for the quarter ended December 28, 1996. These include risks associated with dependence of the company's businesses on environmental regulation, potential environmental and regulatory liability, intense competition, development and commercialization of technology, and possible obsolescence of the company's services due to technological change; risks associated with the company's acquisition strategy and its strategy of spinning out subsidiaries; and uncertainties associated with the availability of government funding and the effect of seasonal influences on the company's performance.

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